UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES ACT OF 1934

RENT-WAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

n/a*
(CUSIP Number of Class of Securities)

William E. Morgenstern
Chairman of the Board and Chief Executive Officer
One Rent-Way Place
Erie, Pennsylvania 16505
(814) 455-5378

        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John J. Zak, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
(716) 856-4000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee
$23,971,983	$4,794.40

*   There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 76009U104.

**  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,287,403 shares of common stock of Rent-Way, Inc. having an aggregate value of $23,971,983 as of October 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,794.40
Form or Registration No.: Schedule TO (File No. 5-45123)
Filing Party: Rent-Way, Inc.
Date Filed: November 1, 2001

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

INTRODUCTORY STATEMENT

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 1, 2001 and subsequently amended by Amendment No. 1 to Schedule TO filed on November 20, 2001 relating to Rent-Way's offer to exchange outstanding options to acquire its common stock held by its employees (other than executive officers and directors) for new options. This Amendment No. 2 amends Item 12 to supply a new Exhibit (a)(8), which is a notice extending the Offer to Exchange to 5 P.M. Eastern Standard Time on December 10, 2001, and which is incorporated in this statement by reference.

ITEM 12.     EXHIBITS.

        (a) (1)#    Offer to Exchange dated November 1, 2001.

             (2)*    Form of Letter to Eligible Option Holders.

             (3)*    Form of Letter of Transmittal.

             (4)*    Form of Withdrawal Notice.

             (5)*    Form of Letter to Tendering Option Holders.

             (6)     Rent-Way, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the SEC on August 24, 2001 and incorporated in this statement by reference.

             (7)     Rent-Way, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the SEC on August 27, 2001 and incorporated in this statement by reference.

             (8)     Notice to All Employees Eligible to Participate in the Option Exchange Program dated December 3, 2001.

        (b) Not applicable.

        (c) Not applicable.

        (d) (1)     Rent-Way, Inc. 1992 Stock Option Plan, filed with the SEC as an exhibit to Rent-Way's Registration Statement on Form S-18 (No. 33-55562-NY) on December 8, 1992 and incorporated in this statement by reference.

             (2)     Rent-Way, Inc. 1995 Stock Option Plan, as amended, filed with the SEC as an exhibit to Rent-Way’s Form S-8 on February 11, 1998 and incorporated in this statement by reference.

             (3)     Rent-Way, Inc. 1999 Stock Option Plan, filed with the SEC as Exhibit A to Rent-Way’s Proxy Statement on Schedule 14A on February 12, 1999 and incorporated in this statement by reference.

             (4)*    Form of Stock Option Agreement under 1992, 1995 and 1999 Stock Option Plan.

             (5)*    Form of Non-Plan Stock Option Agreement.

        (e) Not applicable.

        (f) Not applicable.

#     Previously filed with Amendment No. 1 to Schedule TO dated November 20, 2001

*     Previously filed with Schedule TO dated November 1, 2001

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENT-WAY, INC.
By: /s/ William E. Morgenstern William E. Morgenstern Chairman of the Board and Chief Executive Officer December 3, 2001

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)#	Offer to Exchange dated November 1, 2001.
(a)(2)*	Form of Letter to Eligible Option Holders.
(a)(3)*	Form of Letter of Transmittal.
(a)(4)*	Form of Withdrawal Notice.
(a)(5)*	Form of Letter to Tendering Option Holders.
(a)(6)	Rent-Way, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the SEC on August 24, 2001, and incorporated in this statement by reference.
(a)(7)	Rent-Way, Inc. Annual Report on Form 10-K/A for its fiscal year ended September 30, 2000, filed with the SEC on August 27, 2001, and incorporated in this statement by reference.
(a)(8)	Notice to All Employees Eligible to Participate in the Option Exchange Program dated December 3, 2001.
(d)(1)	Rent-Way, Inc. 1992 Stock Option Plan, filed with the SEC as an exhibit to Rent-Way's Registration Statement on Form S-18 (No. 33-55562-NY) on December 8, 1992, and incorporated in this statement by reference.
(d)(2)	Rent-Way, Inc. 1995 Stock Option Plan, as amended, filed with the SEC as an exhibit to Rent-Way's Form S-8 on February 11, 1998, and incorporated in this statement by reference.
(d)(3)	Rent-Way, Inc. 1999 Stock Option Plan, filed with the SEC as Exhibit A to Rent-Way’s Proxy Statement on Schedule 14A on February 12, 1999, and incorporated in this statement by reference.
(d)(4)*	Form of Stock Option Agreement under 1992, 1995 and 1999 Stock Option Plan.
(d)(5)*	Form of Non-Plan Stock Option Agreement.

#   Previously filed with Amendment No. 1 to Schedule TO dated November 20, 2001.

*   Previously filed with Schedule TO dated November 1, 2001.

EXHIBIT (a)(8)

EXTENSION OF OFFER TO EXCHANGE
OUTSTANDING STOCK OPTIONS TO DECEMBER 10, 2001

TO:	All Employees Eligible to Participate in the Option Exchange Program
FROM:	William McDonnell Larry Gorski
DATE:	December 3, 2001
RE:	Extension of Offer to Exchange to December 10, 2001

        The company has decided to extend the Offer to Exchange. THE OFFER WILL NOW EXPIRE AT 5:00 P.M. E.S.T. ON MONDAY, DECEMBER 10, 2001. The company expects to accept and cancel all options properly tendered for exchange on Tuesday, December 11, 2001, which means that new, replacement options will now be granted on June 13, 2002.

        If you have not already returned an Election Form, YOU MUST DO SO BEFORE 5:00 P.M. E.S.T. ON MONDAY, DECEMBER 10, 2001 to participate in the option exchange program. Similarly, if you wish to submit a Withdrawal Notice, you must do so before this new expiration date.

        If you have any questions about this extension, please contact Keith Henderson at (814) 461-5229 or Deborah Connors at (814) 461-5225.